

Mail Stop 3720

January 17, 2008

J. Devitt Kramer, Esq.
Senior Vice President, General Counsel and Secretary
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, Pennsylvania 15222

>   **Re:**   **Education Management Corporation**
>   **Form S-1**
>   **Filed December 21, 2007**
>   **File No. 333-148259**

Dear Mr. Kramer:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you should include the price range and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any

distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.

2.   Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Summary, page 1

Our Business, page 1

4.   We note various statements throughout your registration statement relating to what management views as the strong financial performance experienced by the company since it was taken private in June 2006 (the "Transaction") by a consortium of private equity funds (the "Sponsors") (e.g., see pages 1, 5, 40, 61, 65, and 92). So that investors may understand the basis of management's view of developments since the Transaction, please clarify the basis for this description of financial performance throughout your registration statement and balance your assessment of your financial performance with a discussion of those factors negatively affecting your profitability.

      For example, while investors may note your disclosure on pages 10 and 53 relating to EBITDA and Adjusted EBITDA (as measured by management), EBITDA is a non-GAAP measurement and it does not consider interest payments or debt service requirements (as you disclose on page 11). However, your debt level was $1.94 Billion as of September 30, 2007, and interest payments and debt service requirements are substantial, as you disclose on pages 45 and 49. Additionally, investors could note your disclosure on pages 37, 42, and F-15 that net income and earnings per share have both fallen post-Transaction.

5.   We note your discussion of the opportunity for profit margin expansion on pages 2 – 3. Please clarify such disclosure with the company's actual results to date. It appears that net income and earnings per share have both fallen post-Transaction. (e.g., see pages 37, 42, and F-15.)

Summary Consolidated Financial and Other Data, page 9

6.   Expand the footnote disclosure accompanying your non-GAAP results to indicate that management also uses EBITDA for executive compensation determinations.

Risk Factors, 12

7.   Please revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. We note that several are simply statements about the company or possibility of future events. (e.g., "Our success depends, in part, on the effectiveness of our marketing and advertising programs in recruiting new students" and "Our success depends upon our ability to recruit and retain key personnel"), while others simply provide a generic conclusion that the risk discussed would have an adverse impact on your business. Please revise your subheadings and discussions so that they adequately describe the specific risk resulting from the stated fact.

8.   Please add a risk factor addressing the risk that your income may not rise sufficiently to cover your debt service in the coming years. See comment 15, below.

If our students were unable to obtain alternative loans from third party lenders,…, page 17

9.   Identify the lender that offered approximately 95% of your private student loans in 2007.

Use of Proceeds, page 31

10.   Please file a copy of the Sponsor Management Agreement as an exhibit to your registration statement.

11.   We note your disclosure on page 120 that affiliates of the Sponsors are entitled to receive fees in connection with certain financing, acquisition, disposition and change of control transactions based on a percentage of the gross transaction value of any such transaction. Please advise whether such fees will be applicable to the IPO represented by this prospectus. If so, please detail in this section.

12.   Set forth the interest rate and maturity of the indebtedness that will be repaid from the proceeds of the offering.

Corporate Structure, page 33

13.   Please supplement the corporate structure diagram with a table that lists the percentage ownership of each subsidiary or parenthetically provide this information in the related disclosure.

Selected Financial Data, page 36

14.   Please delete the combined statement of operations data for the 12 months ended June 30, 2006 from the table of selected financial data since this information does not comply with GAAP or the guidance for the presentation of pro forma information. Also make similar revisions to the summary financial data at page 11.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
Overview, page 40

15.   We note your disclosure that the company's outstanding debt obligations totaled $1.94 billion as of September 30, 2007 and both interest and debt service levels have risen in relative and absolute terms at a much faster rate than the company's income before interest and taxes. We also note your disclosure on page 49 that interest payments will rise even faster still beginning at the end of June 2008.

        Please include a separate section in MD&A discussing management's views of the events, trends, risks and uncertainties that such level of debt and debt service present on both a historical and going forward basis. Please include discussion relating to revenues, financial position, liquidity, plan of operations, results of operations and any other material commitments for capital expenditures. We also note your statement in your business section that a favorable characteristic of your business model is strong operating cash flow generation. Balance this discussion throughout against the company's significant debt servicing obligations.

16.   We note your statement of belief on page 41 that the size of your student population is influenced by the number of graduating high school students. Please provide detail relating to any demographic trends known to the company.

17.   Please detail the out-of-pocket expenses incurred by your Sponsors in connection with the provision of their management services you note on page 41.

18.   Please detail the accrued interest and penalties you note on page 42.

19.   Identify the "attractive target markets" that the company plans to open new schools in for fiscal 2008.

20.   We note your statement that most of your educational services expense is fixed in nature and not subject to volatile input pricing. Clarify whether this applies to faculty compensation and other salaries and, if not, how much of your educational services expense is comprised of these expenses.

21.   We note that your management fees will be replaced by your executive compensation expense. Discuss the relative effect on your operations and financial condition due to this transition. For example, clarify whether you expect general and administrative expenses to increase significantly as compared to your past management expenses.

Results of Operations, page 43

22.   Please delete the discussion of the combined results of operations for the 12 months ended June 30, 2006 from MD&A.   You may present pro forma information for fiscal year 2006 that is prepared in accordance with Article 11 of Regulation S-X, if you believe a comparison of financial results of operations, other than those in the historical financial statements included in the filing, is meaningful. You will need to include a complete set of pro forma financial statements that reflects the adjustments to the historical information to explain the basis of the information discussed.   You should also explain why management believes a pro forma presentation is meaningful and discuss any potential risks associated with using this presentation.

23.   When discussing your growth in enrollments for the fiscal periods presented, please clarify how much of the growth was due to increases in enrollments at your schools existing at the beginning of the period as opposed to increases due to the acquisitions of new schools during the period.

Indebtedness, page 50

24.   Highlight the principal uses of the company's outstanding indebtedness.

Payments, page 51

25.   Please quantify both the 0.25% quarterly payments and remaining amount payable noted in this section.

Use of Estimates and Critical Accounting Policies, pages 56-60

26.   Where applicable, analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Please refer to Section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in Release No. FR-72 for further guidance.

27.   Expand your discussion of the use of estimates and critical accounting policies relating to business combinations to explain why this is considered important for your business. For example, if true, clarify that the company has grown significantly over the years through business combinations as opposed to internal growth.

Compensation Discussion & Analysis, page 90

Base Salary, page 91

28.   We note your disclosure on page 91 that you designed your base salary compensation to be competitive with the external market. Please explain how you determined that base salaries were competitive with the external market. Clarify what elements of the company's and the individual's performance you consider. Please identify the specific elements benchmarked, including whether you benchmarked total compensation. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify those which were considered by the representatives of the private equity funds that are your principal shareholders.

Cash Bonuses, page 91

29.   Please revise your disclosure to specifically discuss the compensation awarded to, earned by, or paid to your named executive officers. Address how the results for each incentive cash compensation element support the compensation awarded to each executive officer.

30.   When discussing each element of your named executive officers' compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2007. See Regulation S-K Item 402(b)(1)(v). For example, clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2007, including how the board reached agreement on the target bonus percentages to be included in each executive officer's employment agreement. You should revise your compensation discussion and analysis to not only explain the elements of

J. Devitt Kramer, Esq.
Education Management Corporation
January 17, 2008
Page 7

executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.

Long Term Incentive Plans, page 92

31.   With respect to both the 2006 Stock Option Plan and the LTIC Plan, disclose how the combination of time-based and performance-based options was determined for each of your NEOs.

32.   We note your disclosure on page 92 that the award of options aligns the interest of individuals with the interests of your shareholders and the growth in real value over the long-term. Since there has been no public market in the company's shares since the Transaction, please explain how the performance-based option vesting upon the attainment of specified returns for the private equity funds operates. Additionally, please detail how such a measure aligns the interests of your NEOs with that of shareholders other than the private equity funds.

Omnibus Long-Term Incentive Plan, page 112

33.   Please detail the omnibus incentive plan that will be approved prior to your initial public offering. Please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives. Specifically address the reasons for the new forms of awards under the plan that were not part of your previous stock incentive plan.

Certain Relationships and Related Transactions, page 120
Sponsor Management Agreement, page 120

34.   Please detail the management services provided pursuant to the Sponsor Management Agreement.

35.   In light of the apparent impending termination of the Sponsor Management Agreement, please detail in your business section how such termination will impact the management of the company.

36.   Please detail the additional fees noted on page 120 to be paid pursuant to the Sponsor Management Agreement in connection with certain subsequent financing, acquisition, disposition and change of control transactions.

37.   Please disclose the procedural and substantive details of your Sponsors electing the lump-sum payment, including, but not limited to, whether some (but not all) may elect that option, while others elect to continue annual payments for services. If so, what services would such annual recipients perform? At what price?

38.   Please disclose the extent to which the lump sum payment is permitted under the indentures and other agreements governing your indebtedness.

Description of Capital Stock, page 123
General Matters, page 123

39.   Please disclose the number of common and preferred shares authorized pursuant to your articles of incorporation.

Preferred Stock, page 123

40.   Please disclose whether any shares of Preferred Stock are currently outstanding.

Where you can find more information, page 142

41.   Please advise why the company filed a Form 8-K on August 22, 2007 prior to filing this registration statement and after terminating its reporting obligation under Section 12(g) of the Securities Exchange Act of 1934.

Note 2 – Summary of Significant Accounting Policies
Goodwill and Other Identifiable Intangible Assets, page F-11

42.   Please tell us whether you separately value your licensing, accreditation, and Title IV program participation assets. If you do, tell us how you account for and value your Title IV program participation asset.

Revenue Recognition, page F-13

43.   Please describe for us the nature of the "fees" you describe in conjunction with tuition and how you account for these.

44.   Please tell us how you apply the guidance in SAB Topic 13 in accounting for tuition refunds. Also, though it appears from your disclosure that you have no one refund policy nor one applicable federal, state, or accrediting agency standard with regards to refunds, describe for us some of the more common policies and standards.

Note 6 Long-lived Assets, page F-43

45.   We note your reference to the use of an independent third party to determine the fair values of assets in connection with the Transaction. You also refer to valuations provided by qualified third parties to determine the fair value of debt in Note 8 at page F-46. Since these disclosures are included in a registration statement, please identify the firms and include their consents in your next amendment. Alternatively, you may remove the references to the use of experts and disclose the methodologies and significant assumptions management used to determine the fair value.

Note 13 – Share-Based Payment
Successor: 2006 Stock Option Plan, page F-27

46.   Tell us how you considered the guidance in paragraph A240f of SFAS 123R in evaluating whether to provide separate disclosures for "time-based options" and "performance-based options".   Also disclose the fair value of options granted during each period presented and options outstanding at the end of the latest fiscal year.

47.   Expand the disclosure of share-based compensation in the critical accounting policies section at page 59 to include a discussion of the significant factors, assumptions and methodologies used in determining fair value of your common stock during fiscal year 2007 and the subsequent interim period in fiscal 2008. Also provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price.

        Describe the conditions attached to each type of options and the impact on the estimated fair value and the recognition of compensation expense.

        Disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

        •   For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts;

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
- If the valuation specialist was a related party, a statement indicating that fact.

Disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

48. Tell us how you determined the fair value of your common stock at each of the stock option grant dates in fiscal 2007 and for any options granted in fiscal 2008 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

- the grant date
- the grantee,
- vesting terms,
- exercise price,
- estimated fair value of the option and the underlying common stock,
- the total amount of compensation cost, and
- the amount recognized as expense.

We may have additional comments when you disclose the anticipated offering price.

49. You disclose that time-based options generally vest ratably over a five-year period. In your response letter, tell us how you applied the guidance in SFAS 123R in evaluating accrual of compensation expense over the service period. Also describe the buy back provisions of both time-based and performance-based options and tell us how you applied the guidance in the statement to these provisions.

50. You disclose in Note 16 at page F-33 that company employees purchased shares of common stock at various dates during fiscal 2007. Please provide a schedule summarizing these sales and tell us how you estimated the fair value at each date. Also include any sales during fiscal 2008.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ronald D. West, Esq.
        Kirkpatrick & Lockhart Preston Gates Ellis LLP
        Via Facsimile: 1.412.355.6501